
WOODSIDE


05005508

19 January 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 04 2005
WASH. D.C.
185
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Fourth Quarter Report for period ended 31 December 2004, lodged with the Australian Stock Exchange on 19 January 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.



Rebecca Sims
Compliance Officer

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL



WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 19 JANUARY 2005
9:30AM (WST)



MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

FOURTH QUARTER REPORT
FOR PERIOD ENDED 31 DECEMBER 2004

Key points

Production volume

- Fourth quarter (Q4) 2004, production volumes were lower by 1% compared to the previous quarter and lower by 2% compared to the previous corresponding period.

Sales volume

- Q4 2004, sales volumes were higher by 5% compared to the previous quarter and higher by 1% compared to the previous corresponding period due to variations on the timing of uplifts.
- The successful start-up of LNG production from Train 4 in September 2004 has resulted in the NWS Venture delivering 13 more cargoes in Q4 2004 than in the previous quarter and 17 more cargoes than in Q4 2003.

Revenue

- Q4 2004 sales revenue was 7% higher than the previous quarter and 38% higher than the previous corresponding period. The lift in revenue was strongly assisted by higher oil prices and partially offset by higher exchange rates.

Projects

- The Chinguetti, Otway and Enfield projects are on schedule for start-up in 2006.

2004 Production and Revenue

The start-up of the NWS Venture's LNG Train 4 and the successful completion of the Legendre North-5H infill well made a positive contribution to Woodside's actual 2004 production of 56.2 MMboe, marginally lower (0.6%) than the stated target of 56.5 MMboe.

Total production in 2004 was 7.4% lower than for 2003. However, if the adverse impact of the ongoing suspension of operations at BHPB's HBI plant (~1.9 MMboe) and the adjustment due to the high oil price environment of the Ohanet (Algerian Risk Sharing Contract) barrels (~1 MMboe) are excluded, the 2004 production would have been 59.05MMboe, just 2.6% lower than 2003.

Reduced oil production from the Laminaria and Cossack oil fields due to operational issues impacted Q4 results however it is expected that these issues will be fully addressed in the first half of 2005. In addition, after the successful tie-backs of the Wanaea-8 and Lambert-6 infill wells in late December, production from the Cossack Pioneer FPSO should lift in Q1 2005.

The 2004 sales revenue of A$2158.5 million was up by 4.8% due to stronger product prices.

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 31 December 2004 was:

		Q4 2004	Q3 2004	Q4 2003	12 months 2004	12 months 2003
DOMESTIC GAS	Deliveries (av.tj/day)	261	264	296	278	302
LIQUEFIED NATURAL GAS (LNG)	Production (t)	495,323	393,066	324,465	1,548,143	1,355,207
	Sales Delivered (t)	489,469	367,144	320,206	1,492,705	1,340,269
	Cargoes Delivered	51	38	34	156	139
NWS CONDENSATE	Production (bbls)	1,946,018	2,107,492	2,059,988	8,657,260	9,748,158
	Sales (bbls)	1,970,170	1,949,223	2,275,813	8,636,556	9,708,503
COSSACK OIL	Production (bbls)	1,271,541	1,474,752	1,674,865	5,622,862	6,550,742
	Sales (bbls)	1,244,145	1,242,889	1,301,703	5,628,916	6,447,015
NWS LIQUEFIED PETROLEUM GAS (LPG)	Production (t)	29,431	34,661	28,105	126,632	127,624
	Sales (t)	43,104	44,082	45,808	131,699	127,823
LAMINARIA OIL	Production (bbls)	932,132	1,124,874	1,709,874	5,159,050	8,439,050
	Sales (bbls)	671,307	1,341,844	1,332,751	5,391,077	8,537,260
LEGENDRE OIL	Production (bbls)	1,051,459	1,443,452	1,023,014	4,167,357	4,619,770
	Sales (bbls)	1,262,228	1,022,432	1,061,378	3,854,907	4,797,926
OHANET CONDENSATE ENTITLEMENT	Production (bbls)	113,343	146,535	125,554	677,870	125,554
	Sales (bbls)	113,343	146,535	125,554	677,870	125,554
OHANET (LPG) ENTITLEMENT	Production (t)	8,586	11,800	6,857	51,602	6,857
	Sales (t)	8,586	11,800	6,857	51,602	6,857
TOTAL	**Production (boe)#**	**13,965,846**	**14,156,784**	**14,231,157**	**56,153,541**	**60,655,374**
	Sales (boe)#	**13,975,309**	**13,357,477**	**13,880,743**	**55,500,147**	**60,640,432**

Note: # Conversion Factors: Refer below
boe = barrels of oil equivalent
(t) = Tonnes
(bbls) = Barrels

CONVERSION FACTORS CHANGED FOR OIL AND CONDENSATE

To align with generally accepted industry practice, Woodside now reports condensate and oil on a volumetric basis (1 boe = 1 barrel of oil equivalent) instead of a calorific (heating) basis.

The 2003 boe comparatives have been recalculated using the revised method.

Conversion Factors*	Factor		Q4 2004	Revised Q4 2003	Previously reported Q4 2003
Domestic Gas	1tj	=	163.6 boe	163.6 boe	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe	8.9055 boe	8.9055 boe
NWS Condensate	1 bbl	=	1.000 boe	1.000 boe	0.9031 boe
Cossack Oil	1 bbl	=	1.000 boe	1.000 boe	0.9750 boe
NWS Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe	8.1876 boe	8.1876 boe
Laminaria Oil	1 bbl	=	1.000 boe	1.000 boe	0.9115 boe
Legendre Oil	1 bbl	=	1.000 boe	1.000 boe	0.9718 boe
Ohanet condensate	1 bbl	=	1.000 boe	1.000 boe	N/A
Ohanet Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe	8.1876 boe	N/A

** minor changes to some conversion factors can occur over time due to gradual changes in the process stream.*

PRODUCTION ACTIVITIES

AUSTRALIA and TIMOR SEA

North West Shelf

Domestic Gas: production of 522 TJ per day (Woodside share: 261 TJ per day) was reduced from the 528 TJ per day produced in the previous quarter, due to lower customer demand.

LNG: production was above the previous quarter at 32,304 tonnes per day (Woodside share: 5,384 tonnes per day) due to the successful completion and commissioning of the fourth LNG train. In February 2005, a 20-day shutdown is planned for remedial work on the Train 4 main cryogenic heat exchanger which may result in the delay of possibly 2 cargoes into the latter part of 2005.

Condensate: production was below the previous quarter at 92,045 bbl per day (Woodside share: 21,152 bbl per day) due to a planned shutdown of the Goodwyn A platform as part of the ongoing low pressure train project.

Cossack Pioneer oil: production was below the previous quarter at 82,927 bbl per day (Woodside share: 13,821 bbl per day) due to the requirement for production shut-ins during the drilling and tie-in of the Wanaea-8 and Lambert-6 infill wells. The new wells are now successfully contributing over 24,000 barrels per day (Woodside share: 4,000 barrels per day). At year-end, the Cossack Pioneer's total production rate had increased to 120,000 barrels per day (Woodside share: 20,000 barrels per day).

The Cossack-4 well has been offline since mid-September, however well intervention work planned for late March 2005 should restore the well and could add a further 10,000 barrels per day to the total production rate (Woodside share: 1,667 barrels per day).

LPG: production was below the previous quarter at 1,919 tonnes per day (Woodside share: 320 tonnes per day) due to the planned shutdown of the Goodwyn A platform as part of the ongoing low pressure train project.

Laminaria and Corallina

Production was below the previous quarter at an average of 20,243 bbl per day (Woodside share: 10,132 bbl per day). The Laminaria-2 well has been offline since July 2004, resulting in 2,500 bbl per day lower production (Woodside share: 1,140 barrels per day), however an approved work program is in place to reinstate the well by Q2 2005 when a suitable rig is expected in the area.

Production was also affected by the Laminaria field shut-in for subsea leak diagnostics on the Laminaria-5 and Laminaria-8 wells in November and early December. This work identified a minor problem in Laminaria-5 and a workover is expected to be completed in Q2 2005. The Laminaria-8 well has been reinstated and at the end of the reporting period, the Laminaria and Corallina oil fields were producing 24,300 bbl per day (Woodside share: 11,840 bbl per day).

Legendre

Production was below the previous quarter at 24,878 bbl per day (Woodside share: 11,429 bbl per day), due to natural decline in particular, and to increasing water production from the recently completed Laminaria-5H infill well. At the end of the reporting period, the Legendre oil field was producing 21,100 bbl per day (Woodside share: 9,693 bbl per day).

AFRICA

Ohanet

Ohanet is run under a Risk Service Contract with Sonatrach (Algerian National Oil Company). Under the contract, the participants receive a set rate of return based on product price and volume, limited to a maximum revenue entitlement.

The Ohanet Joint Venture received maximum US$ revenue entitlement for the three months of October to December 2004. Woodside's entitlement for the period was 113,343 barrels of condensate and 8,586 tonnes of LPG. Due to higher product prices in Q4 2004, the volume entitlement was lower than for the previous quarter.

DEVELOPMENT ACTIVITIES

AUSTRALIA and TIMOR SEA

North West Shelf Venture

Perseus-over-Goodwyn Project: The project received final investment approval in December 2004. The project will bring the Perseus field into production to fully utilise Goodwyn A production capacity as it becomes available. The project comprises a four-well subsea tieback to Goodwyn A. Start-up is expected in Q1 2007.

Angel Project: Project development work continued with the award of the front-end engineering design contract expected in Q1 2005.

Goodwyn A Low Pressure Train: The project's work plan has been revised to accommodate operational constraints with start-up now expected in Q1 2006. The project was about 75% complete at year-end 2004.

Train 5: A proposal was submitted to the Western Australian Government in December 2004 for expansion of LNG facilities at the NWS Venture's onshore gas plant. The submission was for a fifth LNG train and supporting fractionation, compressor and power generation facilities and a second LNG shipping berth. A final investment decision on the LNG expansion project is expected in 1H 2005, consistent with a start-up in 2008, and is subject to additional LNG sales, satisfactory project costs and approval by the venture participant companies.

Otway Gas Project

The Otway Gas Project is on budget and schedule for start-up in mid-2006. A sales agreement to supply Shell Australia Limited with 12.2 million barrels of condensate for project life was signed in December. Construction of the onshore gas plant and Horizontal Directional Drilling (HDD) sites for the coastal crossing were commenced early in the period.

Enfield Oil Project

The Enfield Oil Project remains on budget and on schedule for start-up in Q4 2006. The drilling rig, *Jack Bates*, has arrived on location to drill the Falcone-1 exploration well west of Enfield ahead of starting the Enfield development drilling in February 2005

Block fabrication of the Floating Production and Storage Offtake vessel is well underway at Samsung Heavy Industries' Korean yard and keel laying will start in February 2005. Topside fabrication has also begun with major equipment deliveries arriving at Samsung's yard.

Fabrication of the riser column and rigid arm is progressing and initial subsea hardware has been delivered into King Bay Supply Base at Karratha before eventually being dispatched offshore to support the well completions program. Subsea infrastructure has also been delivered to Singapore to allow stack up testing to begin

Blacktip Gas Project

In November, Woodside signed a gas sales agreement with Alcan Gove Pty Ltd to supply Alcan with 800 petajoules of natural gas from the Blacktip Gas Project. The annual contract is for 44 petajoules a year and, depending on actual offtake volumes, could be for up to 20 years. The agreement is conditional on the Blacktip project receiving Government approvals, a final investment decision by Q2 2005 and pipeline arrangements being concluded. First gas to Alcan Gove is currently planned for Q4 2007.

Mutineer-Exeter Project

The Santos-operated Mutineer-Exeter Project is ahead of schedule with start-up expected 2Q 2005.

AFRICA

Chinguetti Project

The Chinguetti Project continues to be on target for first oil in Q1 2006. Phase I project costs have increased by US$25 million to US$625 million to include an additional water injection well. Development drilling commenced at Chinguetti during the quarter.

The FPSO, *Berge Helene,* arrived in Singapore during the quarter for the start of conversion works while fabrication of the topsides modules and the turret progressed. Engineering progressed and fabrication commenced on the subsea flow lines, risers and umbilicals while the subsea hardware supply is well advanced.

EXPLORATION ACTIVITIES

Exploration or appraisal wells drilled during the quarter were:

Name	Location	Permit or Licence Area	Woodside's Interest (%)	Remarks
Norfolk North-1	Australia	WA-26-L	8.20	Appraisal, hydrocarbons encountered
Dorade-1	Mauritania	PSC C2	41.75	Dry Hole
Tevét-1	Mauritania	PSC B	53.85	Oil discovery
Capitaine-1/1A	Mauritania	PSC B	53.85	Dry Hole
Tiof-3	Mauritania	PSC B	53.85	Appraisal, hydrocarbons encountered
Tiof-4	Mauritania	PSC B	53.85	Appraisal, hydrocarbons encountered
Merou-1	Mauritania	PSC B	53.85	Dry Hole
Tiof-5	Mauritania	PSC B	53.85	Appraisal, hydrocarbons encountered
Tiof-6	Mauritania	PSC B	53.85	Appraisal; drilling at end of quarter

Geophysical surveys conducted during the quarter were:

Region	Area or basin	Survey name	Type	3D (sq km full fold) 2D (line km full fold)
Australia	Carnarvon	Cazadores	2D	2,597, completed
Australia	Great Australian Bight	Whidbey	2D	1,769, in progress
West Africa	Mauritania	Kiffa	3D	3,046, completed
West Africa	Mauritania	Atar	3D	2,971, in progress
East Africa	Kenya	Pomboo	2D	3,609, in progress
North Africa	Libya	NC210	2D	3,310, in progress
North Africa	Libya	NC208/209	3D	732, in progress

Exploration wells planned for Q1 2005 are:

Name	Location	Permit or Licence Area	Woodside's Interest (%)	Status
Blackwatch-1	Australia	VIC/P37(v)	62.5	Target gas
Halladale-1	Australia	VIC/P37(v)	62.5	Target gas
Falcone-1	Australia	WA-271-P	60.0	Target oil
Hurricane-1	Australia	WA-208-P	34.0	Target oil
Plymouth-1	Australia	WA-27-L	8.2	Target oil
Pluto-1	Australia	WA-350-P	100.0	Target gas

PERMITS AND LICENCES

Titles acquired or disposed of during the quarter are listed below. Some transactions may be subject to government and regulatory approval.

Location	Permit or Licence Area	Change in Woodside Interest (%) Increase or (Decrease)	Current Woodside Interest (%)	Remarks
USA	G26672 / GB598; G26675 / GB642; G26681 / GB813; G26682 / GB814; G26687 / GB858; G26689 / GB903; G26691 / GB947; G26692 / GB965; G26457 / BAA364	50	50	Lease sale purchase
USA	G24341 / BA378	(50)	0	Relinquishment
USA	G21314 / BAA10	(50)	0	Lease expiry
USA	G17632 / KC511; G17633 / KC512; G17638 / KC555; G17641 / KC599; G22359 / KC467; G22361 / KC598	(15)	0	Transfer of equity
Australia	WA-34-R	39	39	Equity purchase
Australia	WA-205-P (S)	(8.6)	0	Withdrawal
Mauritania	PSC C2 Block 7	(6.25) 5	41.75 5	Equity swap Equity swap
Mauritania	Blocks 11 & 12	75	75	Farm-in
Mauritania	Chinguetti Exploitation Perimeter	(6.46152)	47.38448	Mauritania Government exercised its participation right

SALES REVENUE AND EXPENDITURE

Woodside's sales revenue and exploration, evaluation and capital expenditure for the quarter were:

		Q4 2004	Q3 2004	Q4 2003	12 months 2004	12 months 2003
Sales Revenue (A$ millions)						
NWS	Domgas & LNG	230.3	182.2	168.1	729.4	707.7
	Condensate	120.8	114.6	86.4	452.8	409.0
	Cossack Oil	77.0	72.0	53.0	303.3	287.0
	Liquefied Petroleum Gas	26.9	21.3	17.0	63.8	54.6
Laminaria Oil		38.8	82.2	51.2	275.6	347.6
Legendre Oil		78.9	61.7	42.0	217.2	204.3
Ohanet	Condensate	10.7	11.3	6.3	46.6	6.3
	Liquefied Petroleum Gas	7.1	7.6	2.1	30.4	2.1
LNG Ship Charter Revenue		10.1	10.7	9.3	39.5	40.7
	Total	**600.6**	**563.6**	**435.4**	**2,158.6**	**2,059.3**
Exploration and Evaluation Expenditure (A$ millions)						
Exploration	Expense	97.9	47.0	58.1	247.2	281.9
	Capitalised[1]	(11.9)	17.8	(6.9)	(15.1)	14.9
Evaluation	Expense	8.3	-	13.6	8.3	13.6
	Capitalised	42.8	27.8	32.8	119.7	97.8
	Total	**137.1**	**92.6**	**97.6**	**360.1**	**408.2**
Capital Expenditure (A$ millions)						
Oil & Gas Properties[2]		218.7	163.4	76.2	610.6	310.6
Other Property, Plant & Equipment		1.9	1.5	13.0	9.6	71.8
	Total	**220.6**	**164.9**	**89.2**	**620.2**	**382.4**

[1] Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense on finalisation of well results. In line with this, the year to date is negative due to amortisation of permit acquisition costs and well costs now expensed, outweighing the capitalised costs incurred during the period.

[2] Projects which have achieved Final Investment Decision result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.